Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
(unaudited)

	Three Months Ended March 31,		Fiscal Year Ended
(In millions)	2012	2011	2011	2010	2009	2008	2007
Loss from Continuing Operations Before Taxes	$(124)	$(177)	$(786)	$(712)	$(623)	$(312)	$(1,167)
Interest on Debt, Net of Capitalized Interest	189	157	716	586	595	570	609
Amortization of Capitalized Interest	—	—	—	—	—	48	68
Portion of rents deemed representative of the interest factor (1/3)	26	17	77	69	68	68	63
(Losses) Earnings Available for Fixed Charges	$91	$(3)	$7	$(57)	$40	$374	$(427)
Interest on Debt	189	157	716	586	595	570	609
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	26	17	77	69	68	68	63
Total Fixed Charges	$215	$174	$793	$655	$663	$638	$672
Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—
Deficiency	$(124)	$(177)	$(786)	$(712)	$(623)	$(264)	$(1,099)